PT INDOSAT TBK

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Extraordinary General Meeting of Shareholders (hereinafter referred to as “EGMS” or the “Meeting”) which was held on Monday, 17 September 2012 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, has declared the following resolutions:

a.

To honourably discharge Mr. Richard Farnsworth Seney as a Commissioner of the Company as of the closing of the Meeting with appreciation and gratitude, and to release and discharge him from his supervision liabilities that may have incurred between 15 May 2012 and the close of the Meeting, to the extent that actions taken in conducting such supervision duties do not conflict with or violate the prevailing laws and regulations.

b.

To honourably discharge Mr. Alexander Rusli as an Independent Commissioner of the Company as of 31 October 2012 with appreciation and gratitude, and to release and discharge him from his supervision liabilities that may have incurred between 15 May 2012 and 31 October 2012, to the extent that actions taken in conducting such supervision duties do not conflict with or violate the prevailing laws and regulations.

c.

To honourably discharge Mr. Harry Sasongko Tirtotjondro as a President Director and Chief Executive Officer (CEO) of the Company as of 31 October 2012 with appreciation and gratitude, and to release and discharge him from his management liabilities that may have incurred between 1 January 2012 and 31 October 2012, to the extent that actions taken in conducting such management duties do not conflict with or violate the prevailing laws and regulations.

d.

To appoint Mr. Richard Farnsworth Seney as an Independent Commissioner of the Company for the period commencing from 18 September 2012 until the close of the Annual General Meeting of Shareholders in the year 2016 (in accordance with the Articles of Association of the Company).

e.

To appoint Mr. Rudiantara as an Independent Commissioner of the Company for the period commencing from 1 November 2012 until the close of the Annual General Meeting of Shareholders in the year 2016 (in accordance with the Articles of Association of the Company).

f.

To appoint Mr. Alexander Rusli as a President Director and Chief Executive Officer (CEO) of the Company for the period commencing from 1 November 2012 until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company).

g.

With due regard to the above resolutions :

The composition of the Company’s Board of Commissioners as of 18 September 2012 until 31 October 2012 shall be as follows:

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H.E Sheikh Abdulla Mohammed S.A.  Al-Thani, President Commissioner

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Dr Nasser Mohd. A. Marafih, Commissioner

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Mr. Rachmad Gobel, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Beny Roelyawan, Commissioner

-

Mr. Alexander Rusli, Independent Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. Thia Peng Heok George, Independent Commissioner

-

Mr. Chris Kanter, Independent Commissioner

-

Mr. Richard Farnsworth Seney, Independent Commissioner

And the composition of the Company’s Board of Commissioners as of 1 November 2012 until the close of the Annual General Meeting of Shareholders in the year 2016 (in accordance with the Articles of Association of the Company) shall be as follows:

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H.E Sheikh Abdulla Mohammed S.A.  Al-Thani, President Commissioner

-

Dr Nasser Mohd. A. Marafih, Commissioner

-

Mr. Rachmad Gobel, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Beny Roelyawan, Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. Thia Peng Heok George, Independent Commissioner

-

Mr. Chris Kanter, Independent Commissioner

-

Mr. Richard Farnsworth Seney, Independent Commissioner

-

Mr. Rudiantara, Independent Commissioner

Further, the composition of the Company’s Board of Directors as of 1 November 2012 until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company) shall be as follows:

-

Mr. Alexander Rusli, President Director and Chief Executive Officer (CEO)

-

Mr. Curt Stefan Carlsson, Director

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Mr. Hans Christiaan Moritz, Director

-

Mr. Fadzri Sentosa, Director

-

Mr. Frederik Johannes Meijer, Director

h.   To delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director proposal:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time

i.   To appoint and grant the authority with the right of substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to submit a notification with regard to the change to the Board of Commissioners and Board of Directors of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the composition of the Board of Commissioners and Board of Directors as approved by this EGMS in the Company Registration in the Ministry of Trade, to make or cause to be made and sign the deeds and letters or any necessary documents including to make amendments and/or additions which required to obtain the approval from the authority,  appear before the notary, to have the deed restating the Company’s EGMS resolutions, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of the EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, 19 September 2012

PT INDOSAT Tbk

Board of Directors